UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THIRD POINT REINSURANCE LTD.
 (Name of Issuer)

Common Shares, par value $0.10 per share
 (Title of Class of Securities)

G8827U100
 (CUSIP Number)

December 31, 2016
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[ X ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 10

CUSIP No. G8827U100	Page 2 of 12 Pages

1.	Names of Reporting Persons. PINE BROOK LVR, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	12,656,184*
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	12,656,184*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,656,184*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 11.8%
12.	Type of Reporting Person: PN

*This amount includes 1,156,184 Shares obtainable upon exercise of warrants.

CUSIP No. G8827U100	Page 3 of 12 Pages

1.	Names of Reporting Persons. PBRA (CAYMAN) COMPANY
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	12,656,184*
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	12,656,184*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,656,184*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 11.8%
12.	Type of Reporting Person: OO, HC

*This amount includes 1,156,184 Shares obtainable upon exercise of warrants.

CUSIP No. G8827U100	Page 4 of 12 Pages

1.	Names of Reporting Persons. PINE BROOK ROAD ADVISORS, LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	12,656,184*
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	12,656,184*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,656,184*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 11.8%
12.	Type of Reporting Person: PN

*This amount includes 1,156,184 Shares obtainable upon exercise of warrants.

CUSIP No. G8827U100	Page 5 of 12 Pages

1.	Names of Reporting Persons. PBRA, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	12,656,184*
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	12,656,184*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,656,184*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 11.8%
12.	Type of Reporting Person: OO, HC

*This amount includes 1,156,184 Shares obtainable upon exercise of warrants.

CUSIP No. G8827U100	Page 6 of 12 Pages

1.	Names of Reporting Persons. HOWARD H. NEWMAN
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	12,656,184*
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	12,656,184*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,656,184*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 11.8%
12.	Type of Reporting Person: IN, HC

*This amount includes 1,156,184 Shares obtainable upon exercise of warrants.

Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

Third Point Reinsurance Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Point House, 3 Waterloo Lane, Pembroke HM 08, Bermuda

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Pine Brook LVR, L.P. (“PBLVR”);
ii) PBRA (Cayman) Company (“PBRA Cayman”);
iii) Pine Brook Road Advisors, LP (“Advisors”);
iv) PBRA, LLC; and
v) Howard H. Newman (“Mr. Newman”).

                               This Statement relates to Shares (as defined herein) held for the account of PBLVR. PBRA Cayman serves as general partner to PBLVR. Advisors serves as investment manager to PBRA Cayman. PBRA, LLC serves as general partner of Advisors. Mr. Newman is the sole member of PBRA, LLC. In such capacities, PBRA Cayman, Advisors, PBRA, LLC and Mr. Newman may be deemed to beneficially own the shares held for the account of PBLVR.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, 50th Floor, New York, NY 10165.

Item 2(c)	Citizenship:

i) PBLVR is a Cayman Islands exempted limited partnership;
ii) PBRA Cayman is a Cayman Islands exempted company;
iii) Advisors is a Delaware limited partnership;
iv) PBRA, LLC is a Delaware limited liability company; and
v) Mr. Newman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Shares, par value $0.10 per share (the “Shares”)

Item 2(e).	CUSIP Number:

G8827U100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 8 of 12 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2016, each of the Reporting Persons may be deemed the beneficial owner of 12,656,184 Shares, which includes 1,156,184 Shares obtainable upon exercise of warrants.

Item 4(b)	Percent of Class:

As of December 31, 2016, each of the Reporting Persons may be deemed the beneficial owner of approximately 11.8% of Shares outstanding.  (The beneficial ownership percentage calculation is based on the sum of (i) 106,383,928 Shares outstanding as of November 2, 2016, as reported by the Issuer in its quarterly report on Form 10-Q, filed on November 4, 2016, and (ii) 1,156,184 Shares that each Reporting Person has the right to acquire upon exercise of warrants, which have been added to the Shares outstanding pursuant to Rule 13d-3(d) under the Act.)

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	12,656,184

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	12,656,184

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PINE BROOK LVR, L.P.
By:	PBRA (CAYMAN) COMPANY, its general partner
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

PBRA (CAYMAN) COMPANY
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

PINE BROOK ROAD ADVISORS, LP
By:	/s/ Robert Jackowitz
Robert Jackowitz, Chief Compliance Officer

PBRA, LLC
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

HOWARD H. NEWMAN
By:	/s/ Robert Jackowitz
Robert Jackowitz, Attorney-in-Fact

February 14, 2017

Page 10 of 12 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	11
B	Power of Attorney	12

Page 11 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Shares of Third Point Reinsurance Ltd. dated as of February 14, 2017 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

PINE BROOK LVR, L.P.
By:	PBRA (CAYMAN) COMPANY, its general partner
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

PBRA (CAYMAN) COMPANY
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

PINE BROOK ROAD ADVISORS, LP
By:	/s/ Robert Jackowitz
Robert Jackowitz, Chief Compliance Officer

PBRA, LLC
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

HOWARD H. NEWMAN
By:	/s/ Robert Jackowitz
Robert Jackowitz, Attorney-in-Fact

February 14, 2017

Page 12 of 12 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Howard H. Newman, hereby make, constitute and appoint Robert Jackowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as sole member and Chief Executive Officer of PBRA LLC, a Delaware single-member limited liability company, and each of the affiliates or entities advised or controlled by me or PBRA LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 15th day of January 2015.

/s/ Howard H. Newman
Howard H. Newman